February 25, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:   Loan Lauren P. Nguyen, Special Counsel

Re:	Cirque Energy, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed February 25, 2014

File No. 000-52438

Dear Ms. Nguyen:

Cirque Energy, Inc. (the “Company”) hereby submits its response to certain matters raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated March 11, 2014 (the “Comment Letter”) relating to the Preliminary Proxy Statement on Schedule 14A (the “PRE 14A”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are submitted to you in connection with the PRER 14A (the “PRER 14A”), the filing date of which was February 13, 2015. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment. This letter is being submitted along with a blacklined document showing the changes made to the PRE 14A in the PRER 14A, except that none of Annex A (the Contribution Agreement), Annex B (the 10-Q for the period ended September 30, 2014) or Annex C (the 10-K for the fiscal year ended December 31, 2014) included within the PRER 14A have been made part of the blackline.

General

Comment No. 1. We note that on August 15, 2013, the company filed an amendment to its Articles of Incorporation with the Florida Secretary of State. The amendment changed the company’s name from Green Energy Renewable Solutions, Inc. to Cirque Energy, Inc; and increased your authorized common stock to 300,000,000 shares and your authorized preferred stock to 20,000,000 shares. Tell us why you did not file an Information Statement in compliance with Exchange Act Rule 14c-2, and confirm that you will include all required disclosure in future filings.

Response No. 1. At the time, the Company was represented by counsel that did not inform the Company that it was obligated to file an Information Statement. The Company has subsequently engaged different counsel and will include the required disclosure in its future filings.

Comment No. 2. It appears that some of the stock authorized in the August 15, 2013 amendments that you are proposing to ratify was used as consideration for the Contribution Agreement, filed as Exhibit 99.1 to the company’s June 18, 2013 Form 8-K. In this regard, it appears that the proposals in this preliminary proxy statement are related to the acquisition of Cirque Energy II, LLC, and the issuance and transfer of the convertible debt. In light of your proposed actions to effectively increase your authorized common stock and preferred stock, and thereafter use the additional authorized shares for the purposes you describe on page 7, please revise your preliminary proxy statement to include all of the information required by Item 14 of Schedule 14A regarding the transfer of the newly authorized shares, the acquisition of Cirque Energy II, LLC, and the issuance and transfer of the convertible debt. Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information. See Note A of Schedule 14A.

Response No. 2. The Company is providing the information required by Item 14 of Schedule 14A because the increase in its authorized number of shares of common stock is necessary in order to consummate the Contribution Agreement. The shares referred to in that Contribution Agreement have not been issued and Cirque Energy II, LLC has not yet become a subsidiary of the Company, though it is the Company’s intention to close this transaction at its earliest opportunity.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (888) 963-2622 or our counsel Henry Nisser at (212) 930-9700.

Sincerely,

/s/ Joseph DuRant

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☑

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☑ Preliminary Proxy Statement	☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to § 240.14a-12

CIRQUE ENERGY, INC.

(Name of Registrant as Specified in its Charter)

Copies to:

Marc J. Ross, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, New York 10006

Telephone: (212) 930-9700

 Payment of Filing Fee (Check the appropriate box):

☑	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

CIRQUE ENERGY, INC.

645 Griswold Street, Penobscot Building, Suite 3274

Detroit, MI 48226

Dear Stockholder:

A Special Meeting of stockholders of Cirque Energy, Inc., a Florida corporation, will be held at our headquarters, 645 Griswold Street, Penobscot Building, Suite 3274, Detroit, MI 48226, at __:00 a.m., local time, on ____________, _______ ___, 2015. The formal meeting notice and our proxy statement for the meeting are attached.

Each of the proposals to be presented at the Special Meeting is described in the accompanying proxy statement. We urge you to carefully review the proxy statement which discusses each of the proposals in more detail.

Whether or not you attend the Special Meeting, it is important that your shares be represented and voted at the meeting. Therefore, I urge you to sign, date and promptly return the enclosed proxy card in the postage-paid envelope enclosed for that purpose. Returning your completed proxy will ensure your representation at the Special Meeting.

We look forward to seeing you on _________ ___, 2015.

Sincerely yours,

By Order of the Board of Directors

Joseph L. DuRant
Chief Executive Officer

CIRQUE ENERGY, INC.

645 Griswold Street, Penobscot Building, Suite 3274

Detroit, MI 48226

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held ________ __, 2015

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that a Special Meeting of stockholders of Cirque Energy, Inc., a Florida corporation, will be held at __:00 a.m., local time, on ______, ________ ___, 2015, at our headquarters located at 645 Griswold Street, Penobscot Building, Suite 3274, Detroit, MI 48226, for the following purposes:

1.	To ratify the amendment to our Articles of Incorporation whereby we changed the name of our company from Green Energy Renewable Solutions, Inc. to Cirque Energy, Inc.;

2.	To ratify the amendment to our Articles of Incorporation whereby we amended our Articles of Incorporation to provide for 300,000,000 authorized shares of common stock, par value $0.001 per share, and 20,000,000 shares of “blank check” preferred stock, par value $0.001 per share; and

3.	To approve an amendment to our Articles of Incorporation increasing the number of authorized shares of common stock, par value $0.001 per share, to 900,000,000.

Our Board of Directors recommends that you vote “FOR” each of the proposals. Stockholders of record at the close of business on _______________, 2015 (the “Record Date”), are entitled to vote at the Special Meeting and any postponement or adjournment thereof.

All stockholders are cordially invited to attend the Special Meeting in person. To ensure your representation at the Special Meeting, you are urged to mark, sign, date and return the enclosed proxy card promptly in the postage-paid envelope enclosed for that purpose. Any stockholder attending the Special Meeting may vote in person even if he or she previously returned a proxy.

Sincerely yours,

By Order of the Board of Directors

Joseph L. DuRant
Chief Executive Officer

ANNEX

Annex A - Contribution Agreement

ABOUT THIS DOCUMENT

This document, which was filed with the Securities and Exchange Commission (referred to herein as the “SEC”), constitutes a proxy statement of Cirque Energy, Inc., sometimes referred to herein as “Cirque,” “we,” “us” or the “Company,” under Section 14(a) of the Securities Exchange Act of 1934, which is referred to herein as the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the Special Meeting of Cirque’s shareholders (the “Special Meeting”) to consider and vote upon the proposals referenced herein.

You should rely only on the information contained or incorporated by reference in this proxy statement. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference in, this proxy statement. This proxy statement is dated ______ __, 2015. You should not assume that the information contained in this proxy statement is accurate as of any date other than such date, or that the information incorporated by reference in, this proxy statement is accurate as of any date other than the date of such incorporated documents. Neither the mailing of this proxy statement to Cirque shareholders nor the payment of the consideration pursuant to the Contribution Agreement, sometimes referred to herein as the “Acquisition Consideration,” upon the consummation of the Contribution Agreement will create any implication to the contrary. The transaction contemplated by the Contribution Agreement is at times referred to herein as the “Acquisition.”

This proxy statement does not constitute the solicitation of a proxy in any jurisdiction to or from any person to whom or from whom it is unlawful to make any such solicitation in such jurisdiction.

SUMMARY TERM SHEET

This summary term sheet highlights information contained elsewhere in this proxy statement and may not contain all the information that is important to you. Cirque urges you to read carefully the remainder of this proxy statement, including the attached annex, and the other documents to which Cirque has referred you because this section does not provide all the information that might be important to you. See also the section entitled “Where You Can Find More Information” beginning on page ___.

Description and Effects of the Acquisition

At the effective time of the Contribution Agreement, the members, referred to herein as the Members, of Cirque Energy II, LLC, at times referred to herein as “Cirque II,” will contribute their membership interests in Cirque II to Cirque, with Cirque II surviving the Acquisition as a wholly owned subsidiary of Cirque. In consideration for the contribution of these membership interests, sometimes referred to herein as the Interests, as part of the Acquisition, Cirque will issue to the Members shares of its common stock.

Following and as a result of the Acquisition, the Members will no longer have any interest in, and will no longer be members of, Cirque II. The Acquisition will have no effect on the market for the tradability of the shares of common stock of Cirque, though the current ticker symbol for its shares is expected to be changed if and when its shareholders approve the change in its name (see Proposal 1). The Contribution Agreement is attached as Annex A to this proxy statement.

Cirque and Cirque II expect to complete the Acquisition in the second quarter of 2015. However, the Acquisition is subject to certain approvals, including but not limited to the increase in its authorized shares of common stock (see Proposal 3) and other conditions. As a result, it is possible that factors outside the control of Cirque and Cirque II could result in the Acquisition being completed at a later time, or not at all.

The Parties to the Acquisition

Cirque

Cirque Energy, Inc.

645 Griswold Street, Penobscot Building, Suite 3274

Detroit, MI 48226

Tel: (888) 963-2622

Cirque Energy, Inc. was originally incorporated in Florida on July 16, 1998 under the name of Salty’s Warehouse, Inc. and was engaged in selling name brand consumer products over the Internet. Since its incorporation, Cirque has operated under the names E World Interactive and Green Renewable Energy Solutions, Inc. Cirque’s key area of business is focused on the acquisition of waste streams and maximizing their value utilizing recycling, renewable energy production, and environmentally responsible disposal strategies. On May 15, 2013, Cirque entered into the Contribution Agreement with Cirque II whereby Cirque II would contribute all of its assets to Cirque in exchange for common stock thereof. The contribution agreement has not yet been consummated. In July 2013, Green Energy Renewable Solutions, Inc. changed its name to Cirque Energy, Inc.

Cirque II

Cirque Energy II, LLC

c/o Cirque Energy, Inc.

645 Griswold Street, Penobscot Building, Suite 3274

Detroit, MI 48226

Tel: (888) 963-2622

Cirque II was originally formed in Michigan on February 1, 2012. Cirque II strives to be the acknowledged industry leader in the development of renewable energy projects. Cirque II is an integrator of renewable energy processes specializing in the development, verification, and implementation of technologies dedicated to conserving our natural resources and minimizing the negative impact on the environment. Cirque II strives to achieve its goals by challenging the mind-sets and principles of the traditional thought processes relating to waste, waste management, and creating energy from alternative fuels. The processes and technologies that are deployed by Cirque II focus on converting materials typically considered waste into a fuel to create energy, thus renewable energy.

The Contribution Agreement

The Contribution Agreement is included as Annex A hereto. Cirque and Cirque II encourage you to read carefully the Contribution Agreement in its entirety. It is the principal document governing the Acquisition and the related transactions.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

This proxy statement contains information related to the Special Meeting of stockholders of Cirque Energy, Inc. (formerly known as Green Energy Renewable Solutions, Inc.), a Florida corporation, which will be held on _______ __, 2015 at our headquarters, located at 645 Griswold Street, Penobscot Building, Suite 3274, Detroit, MI 48226, or at any adjournment or postponement thereof.

What is the purpose of the Special Meeting?

At the Special Meeting, stockholders will consider and vote upon the following matters:

1.	To ratify the amendment to our Articles of Incorporation whereby we changed the name of our company from Green Energy Renewable Solutions, Inc. to Cirque Energy, Inc.;

2.	To ratify the amendment to our Articles of Incorporation whereby we amended our Articles of Incorporation to provide for 300,000,000 authorized shares of common stock, par value $0.001 per share, and 20,000,000 shares of “blank check” preferred stock, par value $0.001 per share; and

3.	To approve an amendment to our Articles of Incorporation increasing the number of authorized shares of common stock, par value $0.001 per share, to 900,000,000.

We sent you these proxy materials because our Board of Directors is requesting that you allow your shares of our common stock to be represented at the meeting by the proxyholders named in the enclosed proxy card. This proxy statement contains information that we are required to provide you under the rules of the Securities and Exchange Commission (the “SEC”), and that is designed to assist you in voting your shares. We began mailing these proxy materials on or about __________ ____, 2015 to all stockholders of record at the close of business on the Record Date.

Who is entitled to vote at the Special Meeting?

Holders of record of our common stock at the close of business on the Record Date are entitled to vote at the Special Meeting. As of the Record Date, there were ____________ shares of our common stock issued and outstanding. Stockholders are entitled to cast one vote per share on each matter presented for consideration and action at the Special Meeting.

Your vote is important. Stockholders can vote in person at the Special Meeting or by proxy. If you vote by proxy, the individuals named on the proxy card as representatives will vote your shares in the manner you indicate. You may specify whether your shares should be voted for all, some or none of the nominees for director and whether your shares should be voted “For,” “Against” or “Abstain” with respect to each of the other proposals.

What votes are needed to hold the Special Meeting?

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock is necessary to constitute a quorum for the transaction of business at the Special Meeting. If you have returned a valid proxy or attend the Special Meeting in person, your outstanding shares of common stock will be counted for the purpose of determining whether there is a quorum, even if you wish to abstain from voting on some or all matters at the Special Meeting. Votes cast by proxy or in person at the Special Meeting will be tabulated by the inspectors of election appointed for the Special Meeting who will also determine whether or not a quorum is present. For purposes of determining whether a quorum is present, abstentions and “broker non-votes,” if any, will be counted as present.

How does the Board of Directors recommend that I vote on the proposals?

If no instructions are indicated on your valid proxy, the proxyholders will vote in accordance with the recommendations of the Board of Directors. The Board of Directors recommends a vote:

•         “FOR” the ratification of the amendment to our Articles of Incorporation whereby we changed the name of our company from Green Energy Renewable Solutions, Inc. to Cirque Energy, Inc.;

•         “FOR” the ratification of the amendment to our Articles of Incorporation whereby we amended our Articles of Incorporation to provide for 300,000,000 authorized shares of common stock, par value $0.001 per share, and 20,000,000 shares of “blank check” preferred stock, par value $0.001 per share; and

•         “FOR” the amendment to our Articles of Incorporation increasing the number of authorized shares of common stock, par value $0.001 per share, to 900,000,000.

If my shares are held in “street name” by my broker, will my broker vote my shares for me?

Under the rules that govern brokers who have record ownership of shares that are held in “street name” for their clients, who are the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. A “broker non-vote” occurs when a broker expressly instructs on a proxy card that it is not voting on a matter, whether routine or non-routine. Broker non-votes are counted for the purpose of determining the presence or absence of a quorum but are not counted for determining the number of votes cast for or against a proposal.

We expect that your broker will not have discretionary authority to vote your shares on any of the three proposals, in that these are non-routine matters. Brokers holding shares beneficially owned by their clients no longer have the ability to cast votes with respect to non-routine matters unless they have received instructions from the beneficial owner of the shares. As a result, if you do not provide specific voting instructions to your record holder, that record holder will not be able to vote on any of the proposals. It is therefore important that you provide voting instructions to your broker if your shares are held by a broker so that your vote with respect to all proposals are recorded.

Can I change my vote after I have mailed my signed proxy card?

There are three ways in which you can change your vote before your proxy is voted at the Special Meeting. First, you can send our secretary a written notice stating that you revoke your proxy. Second, you can complete and submit a new proxy card, dated a later date than the first proxy card. Third, you can attend the Special Meeting and vote in person. Your attendance at the Special Meeting will not, however, by itself revoke your proxy. If you hold your shares in “street name” and have instructed your broker, bank or other nominee to vote your shares, you must follow directions received from your broker, bank or other nominee to change those instructions.

What vote is required to approve each proposal?

Each proposal requires the affirmative vote of a majority of the shares of our common stock issued and outstanding.

What is the effect of abstentions and broker non-votes?

Abstentions with respect to each of the proposals will have the same effect as an AGAINST vote. Abstentions will be counted for the purpose of determining a quorum at the Special Meeting.

Matters subject to stockholder vote are classified as “routine” or “non-routine.” In the case of non-routine matters, brokers may not vote shares held in “street name” for which they have not received voting instructions from the beneficial owner (“Broker Non-Votes”), whereas they may vote those shares in their discretion in the case of any routine matter. Broker Non-Votes will be counted for purposes of calculating whether a quorum is present at the Special Meeting, but will not be counted for purposes of determining the numbers of votes present in person or represented by proxy and entitled to vote with respect to a particular proposal. All of the proposals are non-routine matters. Thus, Broker Non-Votes will be counted for the purpose of determining a quorum at the Special Meeting, but will not affect the outcome of any proposal being voted on at the Special Meeting. Therefore, it is important that you complete and return your proxy early so that your vote may be recorded.

Votes cast by proxy or in person at the Special Meeting will be tabulated by the inspectors of election appointed for the Special Meeting, who also will determine whether a quorum is present.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement and the documents incorporated by reference in this proxy statement contain “forward-looking statements.” These statements may be made directly in this proxy statement or may be incorporated in this proxy statement by reference to other documents and may include statements for periods following the Acquisition. Forward-looking statements are all statements other than statements of historical facts, such as those statements regarding general economic and business conditions; industry capacity; industry trends; competition; changes in business strategy or development plans; project performance; availability, terms, and deployment of capital; and availability of qualified personnel. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions and/or statements that are not historical facts are intended to identify those assertions as forward-looking statements. Although the Company believes the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. The underlying expected actions or the Company’s results of operations involve risks and uncertainties, many of which are outside the Company’s control, and any one of which, or a combination of which, could materially affect the Company’s results of operations and whether the forward-looking statements ultimately prove to be correct. These forward-looking statements speak only as of the date on which the statements were made and we undertake no obligation to update or revise any forward-looking statements made in this proxy statement or elsewhere as a result of new information, future events or otherwise, except as required by law.

In addition to other factors and matters contained or incorporated in this document, we believe the following factors could cause actual results to differ materially from those discussed in the forward-looking statements:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Contribution Agreement;

•	the inability to complete the Acquisition due to the failure to satisfy any conditions precedent (?) to the completion of the Acquisition;

•	business uncertainty and contractual restrictions during the pendency of the Acquisition;

•	adverse outcomes of pending or threatened litigation;

•	the failure of the Acquisition to close for any other reason;

•	the amount of the costs, fees, expenses and charges related to the Acquisition;

•	diversion of management’s attention from ongoing business concerns;

•	the effect of the announcement of the Acquisition on our business and customer relationships, operating results and business generally, including our ability to retain key employees;

•	risks that the proposed Acquisition disrupts current plans and operations; and

•	the possible adverse effect on our business and the price of our common stock if the Acquisition is not completed in a timely fashion or at all.

Cirque cautions readers that forward-looking statements are not guarantees of future performance or exploration and development success, and its future financial results may differ materially from those anticipated, projected or assumed in the forward-looking statements. In addition to those items set forth above, important factors that may cause Cirque’s actual results to differ materially from those anticipated by the forward-looking statements include, but are not limited to, those factors described in Part I, Item 1A. “Risk Factors” included in Cirque’s annual report on Form 10-K for the year ended December 31, 2013, as updated by Cirque’s subsequent filings with the SEC. The risks and uncertainties identified in this proxy statement should be read in conjunction with the other information in this proxy statement and Cirque’s other filings with the SEC. The forward-looking statements included in this proxy statement are made only as of the date of this proxy statement and Cirque undertakes no obligation to update any forward-looking statements except as required by law.

GENERAL

Description and Effects of the Acquisition

At the effective time of the Contribution Agreement, the members, referred to herein as the Members, of Cirque Energy II, LLC, at times referred to herein as “Cirque II,” will contribute their membership interests in Cirque II to Cirque, with Cirque II surviving the Acquisition as a wholly owned subsidiary of Cirque. In consideration for the contribution of these membership interests, sometimes referred to herein as the Interests, as part of the Acquisition, Cirque will issue to the Members shares of its common stock.

Following and as a result of the Acquisition, the Members will no longer have any interest in, and will no longer be members of, Cirque II. The Acquisition will have no effect on the market for the tradability of the shares of common stock of Cirque, though the current ticker symbol for its shares is expected to be changed if and when its shareholders approve the change in its name (see Proposal 1). The Contribution Agreement is attached as Annex A to this proxy statement.

Cirque and Cirque II expect to complete the Acquisition in the second quarter of 2015. However, the Acquisition is subject to certain approvals, including but not limited to the increase in its authorized shares of common stock (see Proposal 3) and other conditions. As a result, it is possible that factors outside the control of Cirque and Cirque II could result in the Acquisition being completed at a later time, or not at all.

Background of the Acquisition

The following is a discussion of the Acquisition, including the process undertaken by the Company and the board of directors in identifying and determining whether to engage in the proposed transaction. This discussion of the Acquisition is qualified by reference to the Contribution Agreement, which is attached to this proxy statement as Annex A. You should read the entire Contribution Agreement carefully as it is the legal document that governs the Acquisition.

The board of directors and senior management regularly evaluate the Company’s business strategy, prospects for growth and opportunities to maximize value for the Company’s shareholders. As part of this ongoing process, the board of directors and senior management also periodically review strategic alternatives that may be available to the Company, including potential joint ventures, acquisitions and divestitures.

The Company has been in the process of acquiring several businesses to accomplish the business strategy. During this process, the Company used John Mazza of Southern Consulting and Investment Company, Inc. for financing advice. Mr. Mazza worked with The Downtown Ransom Group whose principals are Aaron Ransom and Steve Siegel on several financing alternatives. During these working opportunities, discussions between Mr. Mazza and Mr. Ransom ensued whereas the business plan and strategic direction of the Company were explored. Mr. Ransom mentioned that a long time customer and acquaintance had a similar business and strategic plan and that his acquaintance had substantial operational experience and may have an interest in discussing whatever mutual benefits that may exist.

On December 3, 2012, Mr. Ransom contacted Mr. Silverthorn, a Member of Cirque II to determine if he would have an interest in meeting with Mr. Joe DuRant of the Company to discuss whether any mutual benefits could exist between the two companies. They agreed to meet on Thursday, December 6, 2012 in Bridgeport, Michigan. Attendees included: Mr. DuRant, President and CEO of the Company; Mr. Silverthorn, CFO and Member of Cirque II; Mr. Mazza; Mr. Ransom; and Mr. Siegel. At the end of the discussion it was mutually decided that the entities’ business interests were similar, that both companies were moving in a very similar direction, and that each company had strengths that the other company needed to execute upon their business strategy. It was decided that the principals should meet again as soon as possible, sign a mutual non-disclosure agreement, and expand the group to include more of each company’s management teams.

On December 8, 2012 Mr. DuRant and Mr. Frank O’Donnell, then the Chairman of the Board and Executive VP of the Company; Mr. Silverthorn and Mr. Thomas Cotè, President and CEO of Cirque II; Mr. Ransom and Mr. Siegel of Downtown Ransom Group; and Mr. Mazza of Southern Consulting and Investment Company, Inc. met at the offices of Cirque in downtown Detroit, Michigan. A mutual confidentiality agreement was executed. After a lengthy discussion, all present believed that a transaction combining the two management teams would strengthen both companies. General terms were discussed. It was decided that the parties should draft a memorandum of understanding that would specify terms of a potential transaction as soon as possible with a target date of December 14, 2012.

On December 10, 2012 a memorandum of understanding (“MOU”) was executed by the CEOs of Cirque and Cirque II detailing the terms of an agreement to create a mechanism to merge the business interests of the parties within Cirque. In addition, Cirque II would act as a paid consultant/advisor under a development services agreement (“DSA”) on selected waste-to-energy project developments. The parties desired to enter into this non-binding MOU to set forth their mutual understanding, collaboration and cooperation in evaluating and advancing the proposed DSA, partnership or joint venture agreements, option agreement and other supporting agreements for the express purpose of developing energy generation facilities. The projects proposed for development included but were not limited to the Yabucoa Power Station and Detroit Power Station.

On December 17 and 18, 2012, Mr. DuRant invited the Cirque II team to attend a meeting at the offices of their investment bankers, Ardour Capital Investments, in New York City. Cirque was in the process of raising capital for various projects including general working capital. Mr. Cotè and Mr. Silverthorn met with Mr. DuRant and Mr. O’Donnell along with the Ardour Capital team for a discussion of the project assets and experience that the Cirque II team would bring to Cirque upon completion of the acquisition.

On December 19, 2012, Mr. DuRant, Mr. O’Donnell, Mr. Cotè and Mr. Silverthorn met via teleconference to discuss the positive reception by Ardour Capital of the Cirque II team. Due diligence material was requested from both teams for review.

On December 27, 2012, Mr. DuRant, Mr. Cotè and Mr. Silverthorn met via teleconference where discussions were held regarding the terms of the MOU, in particular the cash terms of the proposed transaction. Modified terms were agreed to and on December 28, 2012 a revised MOU was executed.

On February 1, 2013, in contemplation of the execution and closing of the definitive purchase agreement and the need of Cirque to hire a chief financial officer, Mr. Silverthorn was offered the positions of CFO, Secretary of the Company, and a member of the board of directors. He accepted.

The board of directors of Cirque approved the acquisition in principle of Cirque II on March 31, 2013. Thereafter, the definitive agreement was negotiated resulting in the Contribution Agreement presented in early May, 2013.

On May 15, 2013 the Contribution Agreement was executed by President DuRant of Cirque and President Cotè of Cirque II resulting in a press release and a filing by Cirque of a Current Report on Form 8-K with the SEC on May 16, 2013.

A series of actions were recommended and undertaken by Cirque’s then-SEC counsel for the purpose of increasing the authorized shares of common stock of the Company so that a closing could occur. In August of 2013, the Company engaged its current SEC counsel to review the process and correct any and all issues regarding filings the Company had made or failed to make. Corrective action has been taken resulting in this proxy statement.

THE CONTRIBUTION AGREEMENT

The following is a summary of the material terms and conditions of the Contribution Agreement. The description in this section and elsewhere in this proxy statement is qualified in its entirety by reference to the complete text of the Contribution Agreement, a copy of which is attached as Annex A, and is incorporated by reference into this proxy statement. This summary does not purport to be complete and may not contain all of the information about the Contribution Agreement that is important to you. We encourage you to read the Contribution Agreement carefully and in its entirety because it is the legal document that governs the Acquisition.

The Contribution Agreement and this summary of its terms have been included to provide you with information regarding the terms of the Contribution Agreement. Factual disclosures about the Company contained in this proxy statement or in the Company’s public reports filed with the SEC may supplement, update or modify the factual disclosures about the Company contained in the Contribution Agreement and described in this summary. The representations, warranties and covenants were qualified and subject to important limitations agreed to by the parties to the Contribution Agreement in connection with negotiating the terms of the Contribution Agreement. In particular, in your review of the representations and warranties contained in the Contribution Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Contribution Agreement may have the right not to close the Acquisition if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risk between the parties to the Contribution Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by Cirque to Cirque II, which disclosures are not reflected in the Contribution Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the Contribution Agreement and subsequent developments or new information affecting a representation or warranty may not have been included in this proxy statement.

In reviewing the Contribution Agreement, please remember that it is included to provide you with information regarding its terms and conditions. The Contribution Agreement contains representations and warranties by each of the parties to the Contribution Agreement, made as of specific dates. These representations and warranties were made solely for the benefit of the other parties to the Contribution Agreement and:

•           were not intended to be treated as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate; and

•           have been qualified in the Contribution Agreement by reference to certain disclosures contained in separate disclosure letters delivered by the parties to each other and in certain SEC filings made by the parties.

Accordingly, the representations and warranties and other provisions of the Contribution Agreement should not be read alone as characterizations of the actual state of facts about the Company or Cirque II, but instead should be read together with the information provided elsewhere in this proxy statement and in the other documents incorporated by reference herein. For information regarding the Company, see the sections entitled “Important Information Regarding the Company” and “Where You Can Find More Information.”

The Acquisition; Acquisition Consideration

The Contribution Agreement provides that upon the Closing Date (as defined in the Contribution Agreement), the Members shall contribute their Interests to the Company, and the Company shall assume from each Member all such Interests, in return for an aggregate of 43,359,487 shares of common stock of the Company, referred to herein as the Acquisition Consideration, in such proportion to each of the four Members as set forth in the Contribution Agreement. As a result of the Acquisition, Cirque II will become a wholly owned subsidiary of the Company.

In addition to the Acquisition Consideration issuable to the Members at the Closing (as defined in the Contribution Agreement), on the date that the shares of common stock of the Company shall have traded for an average of $.50 per share for 10 days, the Company will issue an additional 43,359,487 shares of common stock of the Company apportioned among the Members as set forth opposite such Member's name in the Contribution Agreement.

Time of Closing and Effective Time of the Acquisition

The closing of the Acquisition will take place no later than the second business day after the date on which the conditions precedent (?) to closing of the Acquisition have been satisfied or waived (other than the conditions that by their nature are to be satisfied at the closing of the Acquisition, but subject to the satisfaction or waiver of those conditions), unless another date is agreed to in writing by the parties to the Contribution Agreement.

Cirque II Member Approval

The Members have each executed and thereby approved the Contribution Agreement. The Company’s shareholders are not being asked to vote on the Contribution Agreement as such approval is not necessary.

Representations and Warranties

The Contribution Agreement contains representations and warranties made by the Company, on the one hand, and Cirque II as well as the Members, on the other hand, to each other as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Contribution Agreement and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Contribution Agreement. In addition, some of those representations and warranties made as of a specific date may be subject to a contractual standard of materiality different from that generally applicable to shareholders or may have been used for the purpose of allocating risk between the parties to the Contribution Agreement rather than establishing matters as facts. For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information.

The representations and warranties made by the Company to Cirque II include representations and warranties relating to, among other things:

•	due organization, existence and good standing of the Company;

•	the Company’s corporate power and authority to execute, deliver and perform, and to consummate the transactions contemplated by, the Contribution Agreement, and the enforceability of the Contribution Agreement against the Company;

•	the absence of violations of or conflicts with the Company’s organizational documents, applicable laws, or other material contracts as a result of the execution of the Contribution Agreement and consummation of the Acquisition;

•	the Company’s financial statements, including the accuracy and compliance with accounting principles generally accepted in the United States of such financial statements;

•	the officers and directors of the Company;

•	compliance with applicable laws, possession of all licenses and permits necessary for the lawful conduct of the Company’s and its subsidiaries’ respective businesses;

•	compliance with applicable tax laws and other tax-related matters;

•	employee benefit plans;

•	absence of material contracts;

•	conduct of business;

•	the Company’s insurance policies;

•	broker’s and other advisor’s fees and commissions; and

•	compliance with environmental laws.

The representations and warranties made by Cirque II to the Company include representations and warranties relating to, among other things:

•	due organization, existence, good standing and qualification to do business of Cirque II;

•	Cirque II’s company power and authority to execute, deliver and perform, and to consummate the transactions contemplated by, the Contribution Agreement, and the enforceability of the Contribution Agreement against Cirque II;

•	Cirque II’s capitalization;

•	the officers and directors of Cirque II;

•	Cirque II’s absence of liabilities;

•	the absence of violations of or conflicts with Cirque II’s organizational documents, applicable laws, or other material contracts as a result of the execution of the Contribution Agreement and consummation of the Acquisition;

•	the Company’s financial statements, including the accuracy and compliance with accounting principles generally accepted in the United States of such financial statements;

•	compliance with applicable laws, possession of all licenses and permits necessary for the lawful conduct of the Company’s and its subsidiaries’ respective businesses;

•	compliance with applicable tax laws and other tax-related matters;

•	employee benefit plans;

•	absence of material contracts;

•	conduct of business;

•	absence of legal proceedings;

•	compliance with applicable laws;

•	Cirque II’s insurance policies;

•	broker’s and other advisor’s fees and commissions; and

•	compliance with environmental laws.

The representations and warranties made by the Members to the Company include representations and warranties relating to, among other things:

•	each Member’s legal capacity, power and authority to execute, deliver and perform, and to consummate the transactions contemplated by, the Contribution Agreement, and the enforceability of the Contribution Agreement against such Member;

•	ownership by each Member of the Interests and the absence of liens thereon;

•	absence of conflicts;

•	absence of consents required in connection with the Contribution Agreement or the Acquisition;

•	investment representations; and

•	broker’s and other advisor’s fees and commissions.

Pre-Closing Covenants

The Contribution Agreement contains certain pre-closing covenants between the Company and Cirque II relating to, among other things:

•	Cirque II granting the Company or its representatives access to its offices, facilities and books and records, among other items;

•	the conduct of Cirque II’s business pending the Acquisition;

•	both parties’ agreement not to solicit, encourage, negotiate or discuss with any third party any acquisition proposal relating to or affecting all or any portion of the equity interests or assets of the Company, Cirque II or any subsidiary thereof; and

•	the provision of additional information.

Post-Closing Covenants

The Contribution Agreement contains certain post-closing covenants between the Company and Cirque II relating to, among other things:

•	the Members’ agreement, during the period beginning on the Closing Date and continuing for a period of two (2) years thereafter, not to engage in any activity on behalf of any entity whose business is competitive with that of Cirque II;

•	the Members’ maintenance of confidential information regarding Cirque II;

•	the Members’ agreement not to interfere with the business of Cirque II;

•	cooperation on post-Closing basis;

•	public disclosure of the Contribution Agreement; and

•	if and for so long as the Members shall own no less than 33% of the issued and outstanding shares of common stock of the Company, the Company shall agree to nominate Thomas Cotè and Roger Silverthorn to the Company’s board of directors at any annual meeting of its shareholders.

Conditions Precedent (?) to the Completion of the Acquisition

The obligation of Cirque II to consummate the Acquisition is subject to the satisfaction or waiver of the following further conditions:

•	the representations and warranties of the Company set forth in the Contribution Agreement are true and correct both when made and on the Closing Date of the Acquisition in all material respects;

•	the Company has performed or complied in all material respects with all of its obligations under the Contribution Agreement at or prior to the Closing Date of the Acquisition;

•	Cirque II and the Members shall have received a certificate signed by a senior executive officer of the Company with respect to the satisfaction of the two conditions described above;

•	Cirque II and the Members shall have received all the deliverables required to be provided by the Company by the Contribution Agreement; and

•	no suit, action or proceeding by a governmental authority or third party is in effect that enjoins or prevents the consummation of the Acquisition.

The obligation of the Company to consummate the Acquisition is subject to the satisfaction or waiver of the following further conditions:

•	the representations and warranties of Cirque II or the Members set forth in the Contribution Agreement are true and correct both when made and on the Closing Date of the Acquisition in all material respects;

•	Cirque II and the Members have performed or complied in all material respects with all of their respective obligations under the Contribution Agreement at or prior to the Closing Date of the Acquisition;

•	the Company shall have received a certificate signed by a senior executive officer of Cirque II with respect to the satisfaction of the two conditions described above;

•	the Company shall have received all the deliverables required to be provided by Cirque II and the Members by the Contribution Agreement;

•	no suit, action or proceeding by a governmental authority or third party is in effect that enjoins or prevents the consummation of the Acquisition; and

•	there has been no event, change, or occurrence that has had, a "Material Adverse Effect" (as defined in the Contribution Agreement).

Termination of the Contribution Agreement

The Contribution Agreement may be terminated and the Acquisition may be abandoned at any time prior to the Closing:

•	by mutual consent by each of the Members and the Company;

•	by either the Members, on the one hand, or the Company, on the other hand, in writing, without liability to the terminating party on account of such termination, if the Closing shall not have occurred on or before May 31, 2013; or

•	by either the Members, on the one hand, or the Company, on the other hand, without liability to the terminating party on account of such termination, if the Members, on the one hand, or the Company, on the other hand, shall (i) fail to perform in any material respect its agreements contained herein required to be performed prior to the Closing, or (ii) materially breach(es) any of its representations, warranties or covenants contained herein and fails to cure such breach within thirty (30) days of written notice thereof from the non-breaching party.

Expenses

The Company shall pay for all costs and expenses incurred by itself, Cirque II as well as the Members in negotiating and preparing the Contribution Agreement and in closing and carrying out the transactions contemplated by the Contribution Agreement.

THE SPECIAL MEETING

Date, Time and Place

The Special Meeting is scheduled to be held at ____ a.m., local time on ______, ________ __, 2015 at the corporate offices of the Company, located at 645 Griswold Street, Penobscot Building, Suite 3274, Detroit, MI 48226.

Purpose of the Special Meeting

The Special Meeting of the Company’s shareholders is being held:

1.	To ratify the amendment to our Articles of Incorporation whereby we changed the name of our company from Green Energy Renewable Solutions, Inc. to Cirque Energy, Inc.;

2.	To ratify the amendment to our Articles of Incorporation whereby we amended our Articles of Incorporation to provide for 300,000,000 authorized shares of common stock, par value $0.001 per share, and 20,000,000 shares of “blank check” preferred stock, par value $0.001 per share; and

3.	To approve an amendment to our Articles of Incorporation increasing the number of our authorized shares of common stock, par value $0.001 per share, to 900,000,000.

We refer to these three proposals as the “Proposals.”

Recommendations of the Board of Directors of the Company

The board of directors of the Company has determined that the Proposals are fair to, advisable and in the best interests of the Company and its shareholders.

Record Date; Stock Entitled to Vote

Only holders of record of shares of our common stock at the close of business on ________ __, 2015 are entitled to notice of, and to vote at, the Special Meeting and at an adjournment of the meeting. The Company refers to this date as the record date for the Special Meeting.

As of ________ __, 2015, the record date, the directors and executive officers of the Company as a group owned and were entitled to vote _______ shares of the common stock of the Company, representing approximately ___% of the outstanding shares of our common stock on that date. The Company currently expects that its directors and executive officers will vote their shares in favor of the Proposals, but none of the Company’s directors or executive officers have entered into any agreement obligating them to do so.

Quorum

A quorum is necessary to hold a valid Special Meeting. A quorum will be present at the Special Meeting if the holders of a majority of the outstanding shares of our common stock entitled to vote at the Special Meeting are present, in person or by proxy. If a quorum is not present at the Special Meeting, the Company expects the presiding officer to adjourn the Special Meeting in order to solicit additional proxies. Abstentions will be counted as present for purposes of determining whether a quorum is present.

Required Vote

Approval of each of the Proposals requires the affirmative vote of the holders of a majority of the outstanding shares of our common stock.

Abstentions, Failures to Vote and Broker Non-Votes

Your failure to vote will have the same effect as a vote against each of the Proposals. Your abstention from voting will have the same effect as a vote against each of the Proposals. A broker non-vote will have the same effect as a vote against each of the Proposals. Because none of the Proposals being voted upon at the Special Meeting are of the nature that brokers have discretionary authority to vote on, the Company does not expect any broker non-votes on any of the Proposals.

Voting at the Special Meeting

Whether or not you plan to attend the Special Meeting, please promptly submit your voting instructions to vote your shares of common stock by proxy to ensure your shares are represented at the meeting. You may also vote in person at the Special Meeting.

Voting in Person

If you plan to attend the Special Meeting and wish to vote in person, you will be given a ballot at the Special Meeting. Please note, however, that if your shares of common stock are held in street name, which means your shares of common stock are held of record by a broker, bank or nominee, and you wish to vote at the Special Meeting, you must bring to the Special Meeting a legal proxy from the record holder (your broker, bank or nominee) of the shares of common stock authorizing you to vote at the Special Meeting.

Voting by Proxy

You should submit your voting instructions to vote your shares of common stock by proxy even if you plan to attend the Special Meeting. You can always change your vote at the Special Meeting.

Your enclosed proxy card includes specific instructions for submitting your voting instructions for your shares of common stock. When the accompanying proxy is returned properly executed, the shares of common stock represented by it will be voted at the Special Meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

If you return your signed proxy card without indicating how you want your shares of common stock to be voted with regard to a particular Proposal, your shares of common stock will be voted in favor of each such Proposal. Proxy cards that are returned without a signature will not be counted as present at the Special Meeting and cannot be voted.

If your shares of common stock are held in an account with a broker, bank or other nominee, you have received a separate voting instruction card in lieu of a proxy card and you must follow those instructions in order to submit your voting instructions.

Revocation of Proxies or Voting Instructions

You have the power to revoke your proxy at any time before your proxy is voted at the Special Meeting. You can revoke your proxy or voting instructions in one of four ways:

•	you can grant a new, valid proxy bearing a later date;

•	you can send a signed notice of revocation;

•	if you are a holder of record of our common stock on the record date for the Special Meeting, you can attend the Special Meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given; or

•	if your shares of our common stock are held in an account with a broker, bank or other nominee, you must follow the instructions on the voting instruction card you received in order to change or revoke your instructions.

If you choose either of the first two methods, your notice of revocation or your new proxy must be received by the Company’s Secretary at 645 Griswold Street, Penobscot Building, Suite 3274, Detroit, MI 48226 no later than the beginning of the Special Meeting.

Solicitation of Proxies

The cost of proxy solicitation for the Special Meeting will be borne by the Company. This proxy solicitation is being made by the Company on behalf of the Company’s board of directors. In addition to the use of the mail, proxies may be solicited by executive officers and directors and regular employees of the Company, without additional remuneration, by personal interview, facsimile or otherwise.

PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING

The following Proposals will be considered and voted upon at the Special Meeting:

•	Ratification of the Change in the Company’s Name (Item 1 on the Proxy Card)

•	Ratification of the Increase in the Company’s Authorized Common Stock (Item 2 on the Proxy Card)

•	The Increase in the Company’s Authorized Common Stock (Item 3 on the Proxy Card)

Each Proposal is described in greater detail below.

PROPOSAL NO. 1

RATIFICATION OF THE AMENDMENT TO OUR

ARTICLES OF INCORPORATION TO CHANGE OUR NAME

The Company changed its name to Cirque Energy, Inc. (the “Name Change”) by filing an amendment to its Articles of Incorporation (the “Articles”) with the Florida Secretary of State on August 15, 2013. The Board of Directors of the Company as well as holders of a majority of the common stock had approved the Name Change and is presently seeking ratification thereof.

The Board of Directors believes the name change will be in our best interests as the new name better reflects our long-term strategy and identity in that we have entered into an agreement to acquire Cirque II. While the “Green Energy Renewable Solutions, Inc.” name has served us over time, our management believes this opportunity presented the right timing to change our name. Our management also believes that the new name more effectively conveys our business direction.

No Appraisal Rights

Under Florida law and our charter documents, holders of our common stock are not entitled to dissenter’s rights or appraisal rights with respect to the Name Change.

Recommendation

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO RATIFY THE NAME CHANGE.

PROPOSAL NO. 2:

RATIFICATION OF THE AMENDMENT TO OUR

ARTICLES OF INCORPORATION TO INCREASE OUR AUTHORIZED CAPITAL STOCK

The Company increased its authorized shares of capital stock to provide for 300,000,000 shares of common stock and 20,000,000 shares of “blank check” preferred stock (the “Initial Increase”) by filing an amendment to its Articles with the Florida Secretary of State on August 15, 2013. The Board of Directors of the Company as well as holders of a majority of the common stock had approved the Initial Increase and the Company is presently seeking ratification thereof.

Outstanding Shares and Purpose of the Amendment

Prior to the Initial Increase, our Articles authorized us to issue 150,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of “blank check” preferred stock, par value $0.001 per share. As of the Record Date, we had 192,532,405 shares of common stock issued and outstanding.

The Board of Directors believed that the Initial Increase was necessary in order to permit us to issue shares of common stock to certain creditors exercising the conversion rights granted to them pursuant to the notes we had sold to them.

Effects of the Increase in Authorized Common Stock

The additional shares of common stock have the same rights as the presently authorized shares, including the right to cast one vote per share of common stock. Although the authorization of additional shares did not, in itself, have any effect on the rights of any holder of our common stock, the issuance of additional shares of common stock (other than by way of a stock split or dividend) did have the effect of diluting the voting rights of existing stockholders.

No Appraisal Rights

Under Florida law and our charter documents, holders of our common stock are not entitled to dissenter’s rights or appraisal rights with respect to the Initial Increase.

Recommendation

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO RATIFY THE INITIAL INCREASE.

PROPOSAL NO. 3:

APPROVAL OF THE AMENDMENT TO OUR

ARTICLES OF INCORPORATION TO INCREASE OUR AUTHORIZED CAPITAL STOCK

The Board of Directors has adopted resolutions approving an amendment to the Articles (the “Subsequent Increase”) to further increase the Company’s authorized shares of common stock to provide for 900,000,000 shares of common stock by filing an amendment to its Articles with the Florida Secretary of State. No increase in the number of authorized preferred stock is being contemplated by the Board of Directors at this time.

Outstanding Shares and Purpose of the Amendment

Our Articles currently authorize us to issue a maximum of 300,000,000 shares of common stock, par value $0.001 per share. As of the Record Date, we had 192,532,405 shares of Common Stock issued and outstanding.

The Board of Directors believes that the increase in our authorized common stock will provide us with greater flexibility with respect to our capital structure for purposes including additional equity financings and stock-based acquisitions.

Effects of the Increase in Authorized Common Stock

The additional shares of common stock will have the same rights as the presently authorized shares, including the right to cast one vote per share of common stock. Although the authorization of additional shares will not, in itself, have any effect on the rights of any holder of our common stock, the future issuance of additional shares of common stock (other than by way of a stock split or dividend) would have the effect of diluting the voting rights of existing stockholders.

At present, the Board of Directors has no plans to issue the additional shares of common stock authorized by the Subsequent Increase other than to enable us to close the acquisition of Cirque II and satisfy recurring debt conversion notices as and when received. However, it is possible that some of these additional shares could be used in the future for various other purposes without further stockholder approval, except as such approval may be required in particular cases by our charter documents, applicable law or the rules of any stock exchange or other quotation system on which our securities may then be listed. These purposes may include: raising capital, providing equity incentives to employees, officers or directors, establishing strategic relationships with other companies, and expanding our business or product lines through the acquisition of other businesses or products.

We could also use the additional shares of common stock that will become available pursuant to the Subsequent Increase to oppose a hostile takeover attempt or to delay or prevent changes in control or management of our company. Although the Board of Directors’ approval of the Subsequent Increase was not prompted by the threat of any hostile takeover attempt (nor is the board currently aware of any such attempts directed at us), nevertheless, stockholders should be aware that the Subsequent Increase could facilitate future efforts by us to deter or prevent changes in control of our company, including transactions in which our stockholders might otherwise receive a premium for their shares over then-current market prices.

No Appraisal Rights

Under Florida law and our charter documents, holders of our common stock will not be entitled to dissenter’s rights or appraisal rights with respect to the Subsequent Increase.

Recommendation

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO APPROVE THE SUBSEQUENT INCREASE.

IMPORTANT INFORMATION REGARDING THE COMPANY

Business

Background

Cirque Energy, Inc. (“Cirque,” the “Company,” “we,” “us” or “our company”) was originally incorporated in Florida on July 16, 1998 under the name of Salty’s Warehouse, Inc. and was engaged in selling name-brand consumer products over the Internet. The Company focused on selling consumer electronics and audio-video equipment such as speakers, amplifiers, and tuners, though the Company also sold assorted other goods such as watches, sunglasses and sports games. On December 11, 2006, owners of an aggregate of 22,450,000 shares of our common stock sold all of the shares held by them to a group of approximately 54 purchasers. As a result of this transaction, a change of control in the Company occurred resulting in a change in its name to E World Interactive, Inc. (“E World”). At that time, E World mainly engaged in sales of online game services and media production business in mainland China.

Having operated in this sector for some time, the Company then disposed of its subsidiaries Shanghai E World China Information Technologies Co., Ltd (“E World China”) and Mojo Media Works Limited in August 2008, and following these sales ceased all business in online game and media production business and became a dormant shell company.

In March of 2009, the Company entered into a stock purchase agreement with Blue Atelier, Inc. Blue Atelier acquired 25,000,000 newly issued common shares of E World after it had executed a forty-to-one reverse split of its issued and outstanding common stock and also entered into a series of agreements with various holders of convertible notes to convert its notes payable plus accumulated interest into 6,872,830 shares of E World’s common stock. As a result of this transaction, a change of control in E World occurred with Blue Atelier then owning 75% of the outstanding common stock of E World.

In May 2010, the Company acquired 100% of the outstanding common stock of Media and Technology Solutions, Inc., a Nevada corporation with a variety of media and related interests in rights and emerged from dormant shell status. The consideration for the purchase of Media and Technology was 10,000,000 shares of E World common stock. Blue Atelier Inc., the principal shareholder of Media and Technology, was also the largest shareholder in E World. Following this acquisition, E World moved its principal office to Las Vegas, Nevada. The acquisition of Media and Technology was accounted for in a manner similar to a pooling of interests in accordance with accounting principles generally accepted in the United States because the entities were under common control.

On September 17, 2011 E World entered into a letter of intent with Green Renewable Energy Solutions, Inc. (“GRES”), the purpose of which to acquire the assets of GRES which included certain contracts for the acceptance, processing and disposal of construction and demolition waste. On January 26, 2012 Green Energy Renewable Solutions, Inc. (“GERS”) completed a 5-for-1 reverse split and on February 4, 2012 E World, including its subsidiary company, Media and Technology Solutions, Inc., was spun out as a separate private company by way of a share dividend with one E World share issued for every share held on the date of the approval of the reverse split. FINRA approved the name change and the reverse split on January 26, 2012. On February 4, 2012 GRES executed the asset purchase agreement with GERS. Under the terms of the purchase agreement, GERS acquired all of the assets of GRES for 6,209,334 shares of its common stock and a further 4,604,666 common shares of deferred consideration.

GERS is focused on the acquisition of waste streams and maximizing their value utilizing recycling, renewable energy production, and environmentally responsible disposal strategies. On June 27, 2012, the Company approved a 1-for-1 stock dividend for shares held on June 29, 2012 and the dividend shares were issued following FINRA approval on July 27, 2012.

On May 15, 2013 the Company entered into a contribution agreement with Cirque Energy II, LLC (“Cirque LLC”) whereby Cirque LLC would contribute all of its assets in exchange for common stock in the Company. Included in Cirque LLC’s assets were three subsidiary limited liability companies: The Prototype Company, LLC; Gaylord Power Station, LLC; and Midland Renewable Energy Station, LLC. This contribution agreement has not yet been consummated.

In July 2013, Green Energy Renewable Solutions, Inc. changed its name to Cirque Energy, Inc. FINRA approval of the name change and a change in the Company’s trading symbol are pending.

General

Cirque’s core business components include proprietary deployable gasification unit (“DGU”) technology and the delivery of clean energy generation solutions as an energy services company (“ESCO”).

DGU Business

•	Under a contract with the Northrop Grumman Corporation, Cirque Energy investigated and obtained research and technical data regarding the ability to produce a mobile, deployable gasification unit capable of producing field electricity for use by the U.S. military and other government users.

•	The goal of this engagement was to determine the potential ability to develop, engineer and fabricate a DGU or other system capable of converting the currently available byproducts or wastes generated by the U.S. Military in a typical forward operating base (FOB) into electricity. Specifically, waste volumes of between one and ten tons per day.

•	The goal is to make systems simple to operate, highly transportable, reliable, and have minimal special training and maintenance requirements.

•	Northrop Grumman and Cirque Energy are committed to continue technology development for the DGU towards commercialization.

•	Northrop Grumman in partnership with Cirque Energy is producing the first working DGU prototypes for testing and demonstration for military, government, and commercial customers.

•	We anticipate the deployment of the DGU prototypes.

•	Under the agreement, Cirque Energy will lead the development, manufacturing, and testing of the initial demonstration DGUs, with input from Northrop Grumman.

•	Upon successful demonstration, Northrop Grumman will manufacture DGUs for exclusive sale by Northrop Grumman and Cirque Energy.

Clean Energy Generation Solutions as Energy Services Company (“ESCO”)

Delivery of clean energy Combined Heat and Power (“CHP”) projects, to industrial, commercial, and municipalities, universities, schools, hospitals (“MUSH”) market customers as well as local, state, and federal governments.

•	Projects to be developed and owned by Cirque Energy.

•	Energy sold to customers using various structures which required little or no capital outlay by customers:

•	ESPC – energy savings performance contract; customer pays Cirque money which otherwise would have been paid to utility company in exchange for guaranteed savings.

•	PPA – traditional power purchase agreement.

•	Services contract – energy purchased as a service, thereby allowing customer to treat project as “off-credit.”

•	Lease – Cirque to design, build, finance and lease system to customer.

The Company anticipates acquiring Cirque Energy II, LLC. Management expects that this acquisition will provide Cirque with several benefits:

•	Strengthen management team to successfully execute upon our business plan, including plant operations, project development, construction, start-up, commissioning, fuel procurement and transportation.

•	Skill sets of the new team will mitigate execution risk.

•	New and expanded pipeline of projects and programs in various stages of development.

•	Expanded client relationships, large industrial clients, universities, hospitals, and utilities resulting in more opportunities.

•	Expanded network of project finance relationships and contacts.

•	Our team has experience in development, design, financing, construction, and operations, which positions us to successfully take a potential energy project from vision to completion.

Energy Services and Performance Contracting

Cirque is keenly aware of the impact U.S. shale oil and gas developments has had on natural gas markets and consumers. Because of the relative low prices of natural gas, ($3.00-4.00 Henry Hub, 2013) and high electric utility prices, the opportunities for onsite combined heat and power projects (“CHP”) have never been greater. Cirque sees many opportunities at facilities in the municipal, university, schools and hospital market and industries that burn natural gas. Typically, these facilities use natural gas boilers for heat and power. By replacing these facilities with CHP systems such as micro turbines, reciprocating engines, or gas turbines with heat recovery boilers, these facilities can benefit from dramatic energy cost savings.

Cirque plans to pursue projects as an energy services company to design, build, own, operate, and finance CHP projects in the MUSH and industrial markets. Under this model, Cirque intends to provide an initial energy audit or feasibility study for the customer in order to demonstrate the economic savings that can be realized by installing a CHP system. Further, using our strategic partners (Hannon Armstrong and Veolia Energy), Cirque can offer these customers an energy savings performance contract (“ESPC”), whereby Cirque will capitalize the project for the customer, with payments from the customer coming from their current utility expense budget. Therefore, the customer can realize the energy savings without having to incur the capital expense of the project. Typically the ESPC is expected to extend over a term of 10-20 years.

Energy Technology Development - Small Scale CHP Gasifier

In 2012, Northrop Grumman retained us to research the potential to develop a viable deployable gasification unit for the U.S. military. The objective of the unit design was to provide a cost-effective, reliable yet simple to operate system that would utilize garbage and other wastes generated by the military at its forward operating bases to generate energy. The system would be capable of operating in the 100kW to 500kW output range utilizing the military’s existing inventory of diesel generators, while using a diverse range of waste fuels comparable to those generated in the field.

Further, the Company determined that the potential for commercial deployment of the system in the private sector expands the system applications far beyond the original government/military market assumptions. The resulting conclusion that the concept design capabilities and market applications met and exceeded the established project parameters led to the Cirque Energy/Northrop Grumman partnership.

The concept of the DGU is to take waste materials of up to 10 tons per day and use the material as fuel in a small gasifier to provide up to 1.0mW of electricity and thermal heat. The DGU as planned is small in size, taking up the space of approximately 2-3 standard 20’ shipping containers. Power generation is accomplished by gasifying the waste (garbage) to generate a combustible syngas that is co-fired in a standard diesel or natural gas internal combustion engine. The engine runs constantly on the syngas, but the primary fuel can be utilized when no waste fuels are available.

In the commercial areas, Cirque envisions using the system for customers who are generating a waste material and have a constant electric demand. This could include industrial customers, wastewater treatment plants, big box stores, distribution centers, universities, schools, and large hospitals. These facilities can see substantial cost savings by avoiding paying for waste disposal, as well as by offsetting utility costs. Cirque plans to deliver these systems to customers using the ESCO business model.

Northrop Grumman has exclusive marketing rights to the U.S. military and government in addition to being one of the leading contract suppliers for the military and government. Their reputation and access insures rapid access and the highest probability of success for sales within these market sectors.

Cirque will maintain patents rights on certain key components of the DGU systems and will be responsible for the manufacturing and supply of these components to Northrop Grumman for inclusion in the complete DGU system, both for military and commercial units. The development of the two prototypes (one military unit and one commercial unit) is underway with completion of testing to be completed in the fourth quarter of 2014 and sales of both types to begin at that time.

Waste-to-Energy Opportunities

Our management team has extensive experience in the waste-to-energy market. The Company maintains ongoing development opportunities for several projects in this sector. These projects can take several years to develop; however, the long-term operational effects of these projects are expected to be beneficial to the revenue and profitability of the Company for many years. Management continues to look for acquisition candidates in this sector that will provide similar benefits with a shorter delivery term than green field development.

Cirque maintains its headquarters offices at Penobscot Building, 645 Griswold Street, Suite 3274, Detroit, MI 48226.

Cirque has never declared bankruptcy and has never been in receivership. Our common stock is quoted on the OTCQB marketplace under the symbol EWRL.

Employees

The Company has four employees. On February 10, 2015, the Company’s executive team performs as employees of Cirque. Mr. Joe DuRant functions as Company President and Chief Executive Officer, Mr. David Morgan functions as the Chief Financial Officer, Mr. Roger Silverthorn functions as the Executive Vice President of Business Development, and Mr. Richard Fosgitt functions as Executive Vice President of Technology and Engineering.

Legal Proceedings

Market for Common Equity and Related Stockholder Matters

On February 10, 2015, there were approximately 78 shareholders of record and an undetermined number of holders in street name.

Cirque Energy, Inc. common stock is quoted on the OTCQB marketplace under the symbol “EWRL”. The first available quotations on the OTC markets appear at the end of January 2007. The quotations provided are for the over the counter market which reflect interdealer prices without retail mark-up, mark-down or commissions, and may not represent actual transactions.

Period ended	High	Low
March 31, 2013	0.030	0.004
June 30, 2013	0.019	0.002
September 30, 2013	0.025	0.011
December 31, 2013	0.044	0.007

Period ended	High	Low

March 31, 2014	$0.024	$0.012
June 30, 2014	0.029	0.012
September 30, 2014	0.028	0.017
December 31, 2014	0.023	0.012

Period ended	High	Low

March 31, 2015 to date	$0.019	$0.015

Security Ownership of Certain Beneficial Owners and Management

As of the Record Date, there were 192,532,405 shares of our common stock outstanding.   The following table sets forth certain information regarding our common stock, beneficially owned as of the Record Date, by each person known to us to beneficially own more than 5% of our common stock, each executive officer and director, and all directors and executive officers as a group.  We calculated beneficial ownership according to Rule 13d-3 of the Exchange Act as of that date.  Shares issuable upon exercise of options, warrants or other securities that are exercisable, exchangeable or convertible within 60 days after the Record Date are included as beneficially owned by the holder.  Beneficial ownership generally includes voting and dispositive power with respect to securities.  Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole dispositive power with respect to all shares beneficially owned.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage Beneficially Owned
Officers and Directors (1)
Joseph DuRant (2)	82,045,553	29.9%
Roger Silverthorn (3)	55,037,850	22.3%
Thomas Coté (4)	3,594,900	1.8%
Richard Fosgitt (5)	25,157,400	11.6%
David Morgan	0	—
All executive officers and directors as a group (5 persons)	165,835,703	46.3%
5% or Greater Beneficial Owners
Frank O’Donnell (6)	22,257,123	10.5%

(1)           The address for each of the officers and directors is c/o Cirque Energy, Inc., at 645 Griswold Street, Penobscot Building, Suite 3274, Detroit, MI 48226. Mr. O’Donnell’s address is 9112 Vista Greens Way, #102, Las Vegas, NV 89134.

(2)           Consists of: (i) 6,880 shares of Class A Preferred Stock which carry the voting power of 19,657,123 shares of common stock, (ii) 13,907 shares of Class B Preferred Stock which carry the voting power of 47,979,150 shares of common stock, and (iii) 24,340 shares of Class C Preferred Stock which carry the voting power of 14,409,280 shares of common stock. Of the 24,340 shares of Class C Preferred Stock, 15,556 are owned by Green Renewable Energy Solutions, Inc., an entity wholly owned by Mr. DuRant.

(3)           Consists of 15,953 shares of Class B Preferred Stock which carry the voting power of 55,037,850 shares of common stock. The shares are owned jointly by Mr. Silverthorn and his spouse Suzanne Silverthorn.

(4)           Consists of 1,042 shares of Class B Preferred Stock which carry the voting power of 3,594,900 shares of common stock.

(5)           Consists of 7,292 shares of Class B Preferred Stock which carry the voting power of 25,157,400 shares of common stock.

(6)           Consists of: (i) 6,880 shares of Class A Preferred Stock which carry the voting power of 19,657,123 shares of common stock and (ii) 2,600,000 shares of common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Background

The Company was originally incorporated in Florida on July 16, 1998 under the name of Salty’s Warehouse, Inc. and was engaged in selling name-brand consumer products over the Internet. The Company focused on selling consumer electronics and audio-video equipment such as speakers, amplifiers, and tuners, though the Company also sold assorted other goods such as watches, sunglasses and sports games. On December 11, 2006, owners of an aggregate of 22,450,000 shares of our common stock sold all of the shares held by them to a group of approximately 54 purchasers. As a result of this transaction, a change of control in the Company occurred resulting in a change in its name to E World Interactive, Inc. (“E World”). At that time, E World mainly engaged in sales of online game services and media production business in mainland China.

Having operated in this sector for some time, the Company then disposed of its subsidiaries Shanghai E World China Information Technologies Co., Ltd (“E World China”) and Mojo Media Works Limited in August 2008, and following this ceased all business in online game and media production business and became a dormant shell company.

In March 2009, the Company entered into a stock purchase agreement with Blue Atelier, Inc. Blue Atelier acquired 25,000,000 newly issued common stock of E World after it had executed a forty to one reverse split of its issued and outstanding common stock and also entered into a series of agreements with various holders of convertible notes to convert its notes payable plus accumulated interest to E World common stock in the aggregate to 6,872,830 shares of common stock. As a result of this transaction, a change of control in E World occurred with Blue Atelier then owning 75% of the outstanding common stock of E World.

In May 2010, the Company acquired 100% of the outstanding common stock of Media and Technology Solutions, Inc., a Nevada corporation with a variety of media and related interests in rights and emerged from dormant shell status. The consideration for the purchase of Media and Technology was 10,000,000 shares of E World common stock. Blue Atelier Inc., the principal shareholder of Media and Technology, is also the largest shareholder in E World. Following this acquisition, E World moved its principal office to Las Vegas, Nevada. The acquisition of Media and Technology was accounted for in a manner similar to a pooling of interests in accordance with United States generally accepted accounting principles (“GAAP”) because the entities were under common control.

On September 17, 2011 E World entered into a letter of intent (the “LOI”) with Green Renewable Energy Solutions, Inc. (“GRES”), the purpose of which to acquire the assets of GRES which included certain contracts for the acceptance, processing and disposal of construction and demolition waste. FINRA approved the name change to Green Energy Renewable Solutions, Inc. (“GERS”) and reverse split on January 26, 2012. On January 26, 2012 GERS completed a five-for-one reverse split and on February 4, 2012 E World, including its subsidiary company, Media and Technology Solutions, Inc., was spun out as a separate private company by way of share dividend with one E World share issued for every share held on the date of the reverse split approval. On February 4, 2012 GRES executed the asset purchase agreement (the “Purchase Agreement”) with GERS. Under the terms of the Purchase Agreement, GERS acquired all of the assets of GRES for 6,209,334 shares of its common stock and a further 4,604,666 common shares of deferred consideration.

GERS’ key area of business is focused on the acquisition of waste streams and maximizing their value utilizing recycling, renewable energy production, and environmentally responsible disposal strategies. On June 27, 2012, the Company approved a one-for-one stock dividend for shares held on June 29, 2012 and the dividend shares were issued following FINRA approval on July 27, 2012.

On May 15, 2013 the Company entered into a contribution agreement with Cirque Energy II whereby Cirque II would contribute all of its assets in exchange for common stock in the Company. Included in Cirque II’s assets were three subsidiary limited liability companies: The Prototype Company, LLC, Gaylord Power Station, LLC, and Midland Renewable Energy Station, LLC. This contribution agreement has not yet been consummated.

In July 2013, Green Energy Renewable Solutions, Inc. changed its name to Cirque Energy, Inc. FINRA approved of the name change and change in the Company’s trading symbol is pending.

Plan of Operations

Cirque’s core business components include proprietary deployable gasification unit (“DGU”) technology and the delivery of clean energy generation solutions as an energy services company (“ESCO”).

DGU Business

•	Under a contract with the Northrop Grumman Corporation, Cirque investigated, obtained research and technical data on the ability to produce a mobile, deployable gasification unit capable of producing field electricity for use by the U.S. Military and other government users.

•	The goal of this engagement was to determine the potential ability to develop, engineer and fabricate a DGU or system capable of converting the currently available byproducts or wastes generated by the U.S. Military in a typical forward operating base (FOB) into electricity. Specifically, waste volumes of between one and ten tons per day.

•	Goal is to make systems simple to operate, highly transportable, reliable, and have minimal special training and maintenance requirements.

•	Northrop Grumman and Cirque are committed to continue technology development for the DGU towards commercialization.

•	Northrop Grumman in partnership with Cirque is producing the first working DGU prototypes for testing and demonstration for military, government, and commercial customers.

•	We anticipate the deployment or the DGU prototypes.

•	Under the agreement, Cirque will lead development, manufacturing, and testing of the initial demonstration DGU’s, with input from Northrop Grumman.

•	Upon successful demonstration, Northrop Grumman will manufacture DGU’s for exclusive sale by Northrop Grumman and Cirque.

Clean Energy Generation Solutions as an Energy Services Company (“ESCO”)

Delivery of clean energy Combined Heat and Power (“CHP”) projects, to industrial, commercial, and municipalities, universities, schools, hospitals (“MUSH”) market customers as well as local, state, and federal governments.

•	Projects to be developed and owned by Cirque Energy.

•	Energy sold to Customer using various structures which required little or no capital outlay by Customer:

•	ESPC – Energy savings performance contract; customer pays Cirque money which otherwise would have gone to utility company in exchange for guaranteed savings.

•	PPA – traditional power purchase agreement.

•	Services contract – energy purchased as a service, thereby allowing customer to treat project as “off-credit.”

•	Lease – Cirque to design, build, finance and lease system to customer.

The Company anticipates acquiring Cirque II. Management expects that this acquisition will provide the new entity with several benefits, such as:

•	Strengthen management team to execute our business plan, includes plant operations, project development, construction, start-up, commissioning, fuel procurement and transportation.

•	Skill sets of the new team mitigate execution risk.

•	New and expanded pipeline of projects and programs in various stages of development.

•	Expanded client relationships, large industrial clients, universities, hospitals, and utilities resulting in more opportunities.

•	Expanded network of project finance relationships and contacts.

•	Our team has vast experience in development, design, financing, construction, and operations, which positions us to successfully take a potential energy project from a vision to completion.

Results of Operations

Nine months ended September 30, 2014 compared to the nine months ended September 30, 2013

The Company reported a net loss of $2,585,815 for the nine months ended September 30, 2014 versus a net loss of $1,917,042 for the nine months ended September 30, 2013.

For the nine months ended September 30, 2014, the primary contributors to the net loss of $2,585,815 were amortization of debt discount of $735,142, executive compensation for the management team of $717,073, interest expense of $392,611, other financing costs of $346,250, loss on settlement of promissory convertible notes of $324,082, derivative expense of $191,921, a loss on settlement of debt of $171,564, professional fees of $159,703, investor relations costs of $98,026, project development costs of $79,214, and a gain on derivative liability of $730,200. For the nine months ended September 30, 2013, the primary contributors to the net loss of $1,917,042 were derivative expense of $705,470, loss on settlement of promissory convertible notes of $633,180, executive compensation for the management team of $533,212, professional fees of $269,856, amortization of debt discount of $244,969, forfeiture of deposit on landfill of $150,000, and a gain on derivative liability of $730,051.

Prior period comparisons of results are impacted by developing operations during the periods covered.

Year ended December 31, 2013 compared to the year ended December 31, 2012

The Company reported a net loss of $3,203,878 for the year ended December 31, 2013 versus a net loss of $3,296,408 for the year ended December 31, 2012.

For the year ended December 31, 2013, the primary contributors to the net loss of $3,203,878 were executive compensation for the management team of $769,636, professional fees of $338,731 and forfeiture of deposit on landfill of $150,000. Amortization of debt expense, derivative expense, loss on settlement of promissory convertible notes, gain on derivative liability, and interest expense for 2013 was $489,803, $1,373,813, $1,024,869, $1,148,991 and $112,880, respectively. For the year ended December 31, 2012, primary contributors to the net loss of $3,296,408 were stock issuances recorded as executive compensation for the management team of $1,912,906, impairment of intangible assets of $345,350, professional fees of $352,928, and waste project development fees of $165,222.

Prior period comparisons of results are impacted by developing operations during the periods covered.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported.  Note 2 of the accompanying notes to the consolidated financial statements describe the significant accounting policies used in the preparation of the financial statements.  Certain of these significant accounting policies are considered to be critical accounting policies, as defined below.

A critical accounting policy is defined as one that is both material to the presentation of our financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on our financial condition and results of operations.  Specifically, critical accounting estimates have the following attributes:

☐	We are required to make assumptions about matters that are highly uncertain at the time of the estimate; and

☐	Different estimates we could reasonably have used, or changes in the estimate that are reasonably likely to occur, would have a material effect on our financial condition or results of operations.

Estimates and assumptions about future events and their effects cannot be determined with certainty.  We base our estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances.  These estimates may change as new events occur, as additional information is obtained and as our operating environment changes.  These changes have historically been minor and have been included in the consolidated financial statements as soon as they became known.  Based on a critical assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that our financial statements are fairly stated in accordance with accounting principles generally accepted in the United States, and present a meaningful presentation of our financial condition and results of operations.

a)	Impairment of Long-Lived Assets and Intangible Assets

Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. The Company recognizes impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributed to such assets. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different.

b)	Share-based Payments

The Company records stock-based compensation issued to non-employees or other external entities for goods and services at either the fair market value of the shares issued or the value of the services received, whichever is more readily determinable, using the measurement date guidelines enumerated in FASB ASC 505-50-30.

Liquidity and Capital Resources

During the nine months ended September 30, 2014, net cash used in operating activities totaled $(1,020,221). Cash generated by financing activities was $1,011,182, resulting primarily from the issuance of convertible promissory notes and the addition to stock payable, and cash used in investing activities totaled $419. Decrease in cash for the period was $(8,620).

During the nine months ended September 30, 2013, net cash used in operating activities totaled $(387,923). Cash generated by financing activities was $558,000, resulting primarily from the issuance of convertible promissory notes, and the addition to stock payable and cash used in investing activities totaled $(155,153). Increase in cash for the period was $14,924.

Cash Flow Requirements for Operations

As of September 30, 2014 the Company had available cash of $221. Based on our historical cash needs and our business plan, we require approximately $1,200,000 for operations for the year ending December 31, 2014. We currently have legal and accounting expenses with no revenue generating operations. We rely primarily on the issuance of convertible debt and the sale of our common shares to fund our operating needs.

Going Concern

Our continuation as a going concern is dependent upon obtaining the additional working capital necessary to sustain our current status. As shown in the accompanying financial statements, the Company has an accumulated deficit of $14,090,901 at September 30, 2014. The future of the Company is dependent upon its ability to obtain additional financing. Management plans to seek additional financing through the issuance of convertible debt securities or the sale of the Company’s common stock through private placements. There is no assurance that the Company will raise sufficient funds to continue. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements or financing activities with special purpose entities.

Description of Securities

The authorized capital stock of our company consists of 320,000,000 shares of capital stock, consisting of 300,000,000 shares of common stock and 20,000,000 shares of preferred stock, 13,420 of which have been designated as Class A Preferred Stock, 100,000 of which have been designated as Class B Preferred Stock, 100,000 of which have been designated as Class C Preferred Stock and 50,000 of which have been designated as Class D Preferred Stock. As of February 10, 2015 there were 192,532,405 shares of common stock, 13,420 shares of Class A Preferred Stock issued and outstanding, 38,193 shares of Class B Preferred Stock issued and outstanding, 24,340 shares of Class C Preferred Stock issued and outstanding and no shares of Class D Preferred Stock issued and outstanding.

Class A Preferred Stock

The Class A Preferred Stock ranks senior to any of the shares of Common Stock, and any other class of stock of our company which by its terms shall rank junior to the Class A Preferred Stock. The Class A Preferred Stock pays no dividend. The Class A Preferred Stock is convertible into shares of common stock at any time beginning 6 months after issue by providing written notice of conversion to the Company at a rate of 2,857.14 shares of common stock for each share of Class A Preferred Stock. In general, the outstanding shares of Class A Preferred Stock shall vote together with the shares of common stock as a single class on an “as-converted” basis.

Class B Preferred Stock

The Class B Preferred Stock ranks senior to any of the shares of Common Stock, and any other class of stock of our company which by its terms shall rank junior to the Class B Preferred Stock. The Class B Preferred Stock pays no dividend. The Class B Preferred Stock is convertible into shares of common stock at any time beginning 6 months after issue by providing written notice of conversion to the Company at a rate of 690 shares of common stock for each share of Class B Preferred Stock. In general, the outstanding shares of Class B Preferred Stock shall vote together with the shares of common stock as a single class on an “as-converted” basis multiplied by 5; as a result, each Class B Preferred Share is entitled to 3,450 votes.

Class C Preferred Stock

The Class C Preferred Stock ranks senior to any of the shares of Common Stock, and any other class of stock of our company which by its terms shall rank junior to the Class C Preferred Stock. The Class C Preferred Stock pays no dividend. The Class C Preferred Stock is convertible into shares of common stock at any time after issue by providing written notice of conversion to the Company at a rate of 592 shares of common stock for each share of Class C Preferred Stock. In general, the outstanding shares of Class C Preferred Stock shall vote together with the shares of common stock as a single class on an “as-converted” basis.

Class D Preferred Stock

The Class D Preferred Stock ranks senior to any of the shares of Common Stock, and any other class of stock of our company which by its terms shall rank junior to the Class D Preferred Stock. The Class D Preferred Stock pays an annual cash dividend at the rate of 8% per annum, payable quarterly on each of March 31, June 30, September 30 and December 31. The Class D Preferred Stock is convertible into shares of common stock at any time after issue by providing written notice of conversion to the Company at a conversion price equal to $10.00 divided by a 50% discount to the average closing sale price of the common stock for each of the 10 trading days immediately preceding the date of issuance of the Class D Shares. In general, the outstanding shares of Class D Preferred Stock shall vote together with the shares of common stock as a single class on an “as-converted” basis.

Common Stock

Holders of common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Holders of common stock representing a majority of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of the outstanding shares is required to effectuate certain fundamental corporate changes, such as a liquidation, acquisition or an amendment to the articles of incorporation. Holders of common stock are entitled to share in all dividends that the Board of Directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any then outstanding, having preference over the common stock. Holders of the common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the common stock.

Directors, Executive Officers and Corporate Governance

The directors and officers are as follows:

Name	Age	Position
Joseph L. DuRant	54	President, Chief Executive Officer, and Director
David W. Morgan	56	Chief Financial Officer
Roger W. Silverthorn	64	Secretary, Executive Vice President of Business Development, and Director
Thomas G. Coté	53	Director
Richard L. Fosgitt	44	Executive Vice President of Engineering & Technology, and Director

Mr. DuRant has been an entrepreneur and business consultant for the past 26 years. He has considerable experience in structuring, operating and financing start-up and early stage development companies. He has successfully launched three start-up companies including one that went public on Nasdaq. Mr. DuRant has secured start up and operating capital through the issuance of private and public equity and debt instruments. He is currently working with strategic technology developers and manufacturers to achieve the commercial deployment of new biomass gasification technology systems to produce waste- to-energy electricity and fuel production. Strategic alliances with established technology manufacturers representing widely deployed technologies and new cutting-edge waste-to-energy technologies are expected to provide a significant advantage to Cirque in selecting the most efficient operating systems specific to each location. The Board of Directors believes that Mr. DuRant is qualified to serve as a director because of his experience in structuring, developing, operating and financing start-up and early-stage development companies in the public sector.

Mr. Morgan began his career with AT&T Corp., holding a variety of positions in operations, sales, and marketing. In 1995 he was appointed Controller of a $3 billion business unit of the telecommunications company and then was promoted to Chief Financial Officer of one of its subsidiary companies. Mr. Morgan has over 17 years’ experience serving as the CFO of several companies in the technology and services industries, from start-up through mature, including both public and private companies. In addition, he has successfully partnered and engaged with venture capital and private equity firms, hedge funds and mutual funds, led a private placement, and managed a public offering.

Mr. Silverthorn has over 30 years of experience in the renewable energy business and has served as the owner and operator of eight solid fuel biomass power plants in two countries and several states. He led the development of a vertically integrated fuel system in appropriate jurisdictions. Mr. Silverthorn also developed a renewable energy marketing company, among the first in the United States. He was an early entrant to the renewable energy business when renewable power generation was in its infancy. His background as a CPA in public accounting has been invaluable to his success. The Board of Directors believes that Mr. Silverthorn is qualified to serve as a director because of his experience in senior management and his operations experience in the renewable energy field.

Mr. Coté is a construction and real estate professional with 28 years of experience. Most recently he has been involved in the development of several energy projects including wind, ethanol, biomass, and waste-to-energy and agricultural products-to-energy. Mr. Coté brings to the team an experienced hands-on approach to project development and implementation. During his career, Mr. Coté has been responsible for delivering complex construction projects in the United States, Europe, and Asia. Mr. Cote’s focus includes establishing the overall business strategy, providing the vision and purpose to advance the Company’s mission and objectives as well as project planning, go/no-go decision making, pre-construction, customer relations, business development, and program management support. The Board of Directors believes that Mr. Coté is qualified to serve as a director because of his extensive construction management and project development experience.

Mr. Fosgitt is a professional engineer with over 20 years of experience in engineering projects in a diverse array of sizes in the industrial, energy and development sectors. He has recently been involved in the development of several energy projects including biomass, waste-to-energy, agricultural products-to-energy, and wind energy. His design experience with a number of energy systems allows him to assess customer desires and develop the optimum system to meet those needs within the required economic parameters. In addition, he is experienced with site assessment, due diligence, environmental permitting, and engineering approvals. The Board of Directors believes that Mr. Fosgitt is qualified to serve as a director because of his project development, engineering, and management experience.

The directors shall be elected at an annual meeting of the stockholders and except as otherwise provided within the Bylaws of Cirque Energy, Inc., as pertaining to vacancies, shall hold office until his or her successor is elected and qualified.

No non-compete or non-disclosure agreements exist between the management of Cirque and any prior or current employer.

There are no employees under contract with Cirque as of the date of this proxy statement.

Board of Director Meetings and Committees

The Board of Directors held several formal meetings both in person and by teleconference during the year ended December 31, 2014. The board has conducted board activities through unanimous consent board resolutions in lieu of meetings. The directors received no compensation for their role as directors for the year ended December 31, 2014.

The board has not formed any committees and performs all functions that would be delegated.

Family Relationships

There are no family relationships among our officers or directors.

Involvement in Certain Legal Proceedings

None of the director(s) or executive officers of the Company: (i) has been involved as a general partner or executive officer of any business which has filed a bankruptcy petition; (ii) has been convicted in any criminal proceeding nor is subject to any pending criminal proceeding; (iii) has been subjected to any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (iv) has been found by a court, the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law.

Executive Compensation

Summary Compensation Table

								Non-Equity	Deferred
						Stock	Option	Incentive Plan	Compensation
Name and		Salary			Bonus	Awards	Awards	Compensation	Earnings	Benefits	Total
Principal Position	Year	($ )			($ )	($ )	($ )	($ )	($ )	($ )	($)

	2014	$			-	$	-	-	-	-	$
Joe DuRant							-	-	-	-
President and CEO	2013		$125,000		-	$133,860	-	-	-	$11,782		$270,641

Frank O 'Donnell	2014	$			$-	$	$-	$-	$-	$-		$
Exec VP Business Development (through August 2013)	2013		$88,542	*	$-	$-	$-	$-	$-	$8,345		$96,887

Roger Silverthorn	2014	$
CFO (February 1, 2013-	2013		$114,583		$-	$125,000	$-	$-	$-	$10,800		$250,383
June 30, 2014)

Richard Fosgitt	2014
Exec VP Engineering and Technology	2013		$62,500		$-	$72,917	$-	$-	$-	$5,891		$141,308

David Morgan	2014		$-		$-	$	$-	$-	$-	$-	$
CFO (beginning July 1, 2014)

*accrued and unpaid

Notes:

We had no pension plans or plans or agreements which provide compensation on the event of termination of employment or change in control of us and have therefore eliminated a column specified by Item 402 (c) (2) titled “Change in Pension Value and Nonqualified Deferred Compensation Earnings (h)” in the above Summary Compensation Table No family relationships exist among any directors, executive officers, or persons nominated or chosen to become directors or executive officers. As of December 31, 2013, Cirque had health, hospitalization and medical plans available for its employees. Further, Cirque had no pension plans or plans or agreements which provide compensation in the event of termination of employment or change in control of our company

Employment Agreements

As of the year ended December 31, 2014, Cirque has not entered into formal employment agreements with any of our executive officers or directors.

Executive Compensation

Mr. DuRant’s annual compensation was increased to $125,000 annually effective January 1, 2013. Mr. Silverthorn’s annual salary was $125,000 effective February 1, 2013. On January 10, 2014 the Board of Directors increased Mr. DuRant’s and Mr. Silverthorn’s salary to $250,000 annually payable as $125,000 in cash and $125,000 in stock effective January 1, 2014. Mr. Fosgitt’s annual salary is $187,500 payable as $125,000 in cash and $62,500 in stock effective January 1, 2014. Mr. Morgan’s annual salary is $150,000 beginning July 1, 2014 and ending June 30, 2016. Compensation is paid based on the Company’s ability to pay.

Compensation of Directors

Cirque paid no compensation to any directors as director’s fees, nor any fees for attendance or similar remuneration or reimbursement for any out-of-pocket business expenses incurred, for the year ended December 31, 2013.

Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions

The Company records transactions of commercial substance with related parties at fair value as determined with management. Amounts due to shareholders/related parties are non-interest bearing, unsecured, and due upon demand.

The following is a list of related party balances as of December 31, 2014 and December 31, 2013:

	December 31,	December 31,
	2014	2013
Accounts and other payable, due to related parties	10,029	5,129
Accrued salaries and wages - related party	243,232	244,758
Stock Payable	455,000	312,500
	$708,261	$562,387

The accounts payable related-party balance included for December 31, 2014 amounts to the officers and directors of the Company Joe DuRant, Gerry Shirren and Frank O' Donnell and the balance for December 31, 2013 is for amounts owed to former officer Gerry Shirren. Accrued salaries and wages-related party includes amounts owed to officers and directors of the Company; Joe DuRant, Roger Silverthorn, Richard Fosgitt, David Morgan, and former director Frank O’Donnell.

E World Corp. Promissory Note

On November 2, 2011, the Company received funding pursuant to a convertible promissory note in the amount of $65,500. The promissory note is unsecured, bears interest at 20% per annum, and was due on November 21, 2011 and is currently in default. On June 21, 2012, the note holder waived all interest related to the note. This note was paid in full from the proceeds of the LG Capital Convertible Note V issued August 5, 2013 detailed in the Convertible Note section of this report.

Blue Atelier Convertible Note

On April 22, 2013, the Board of Directors approved the issuance of 1,941,714 shares of common stock to Blue Atelier, Inc. for settlement of this promissory note. The fair value of the shares issued was $5,825 based on the quoted market price of the shares on the date of approval. The excess of the accounts payable settled over the fair value of the shares issued of $971 was recorded as additional paid-in capital due to the related party relationship. As of December 31, 2013, no shares were issued and the $5,825 for this obligation was recorded as a stock payable.

During the calendar year of 2013, E World Corp. and Blue Atelier Inc. ceased to be a related party and the disclosures above reflect that change. The secured note due to E World Corp. was paid during 2013 as described in Note 7 below. The “due to E World” was reduced by $20,000 during 2013.

Related party transactions include executive and directors’ compensation for the years ended December 31, 2014 and December 31, 2013.

	For the Year Ended December 31,
	2014	2013
Joseph DuRant: CEO, Director	$270,641	$270,641
Frank O’Donnell: Executive VP Business Development, Director	96,887	96,887
Roger Silverthorn: CFO, Director (effective February 1, 2013)	250,383	250,383
Richard Fosgitt, Director	141,308	141,308
Thomas Cote', Director	10,417	10,417
Total	$769,636	$769,636

Return to Treasury Agreements

On March 27, 2014, the Company entered into a Return to Treasury Agreement (the “JD Agreement”) with Mr. DuRant, then a holder of common stock, pursuant to which the Company agreed to issue to Mr. DuRant 8,784 shares of its newly created Class C Preferred Stock in exchange for the surrender for cancellation by Mr. DuRant of 5,200,000 shares of common stock. Mr. DuRant is the Company’s chief executive officer.

In addition, contemporaneously with the foregoing, the Company entered into a Return to Treasury Agreement (the “GRES Agreement” and with the JD Agreement, the “Agreements”) with Green Renewable Energy Solutions, Inc., a Michigan corporation (the “GRES”), then a holder of common stock, pursuant to which the Company agreed to issue to GRES 15,556 shares of its Class C Preferred Stock in exchange for the surrender for cancellation by GRES of 9,209,334 shares of common stock. GRES is wholly owned by Mr. DuRant.

AVAILABLE INFORMATION

We are subject to the information and reporting requirements of the Exchange Act and in accordance with such Act we file periodic reports, documents and other information with the Securities and Exchange Commission relating to our business, financial statements and other matters. Such reports and other information may be inspected and are available for copying at the public reference facilities of the Securities and Exchange Commission at 100 F Street, N.E., Washington D.C. 20549 or may be accessed at www.sec.gov.

By Order of the Board of Directors,

Joseph L. DuRant
Chief Executive Officer

February __, 2015

CIRQUE ENERGY, INC.

REVOCABLE PROXY SOLICITED BY THE BOARD OF DIRECTORS

SPECIAL MEETING OF STOCKHOLDERS

The undersigned stockholder of Cirque Energy, Inc. (the “Company”) hereby revokes all previously granted proxies and appoints Joseph L. DuRant and David W. Morgan as his, her or its attorneys, agents and proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote as the undersigned has designated, all the shares of common stock of the undersigned at the Special Meeting of stockholders of the Company (the “Meeting”) to be held at the offices of the Company, 645 Griswold Street, Penobscot Building, Suite 3274, Detroit, MI 48226, at __:00 a.m., local time on _________ __, 2015, and at any and all postponements or adjournments thereof.

1.	Ratification of the Name Change

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	Ratification of the Initial Increase

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Approval of the Subsequent Increase

☐ FOR	☐ AGAINST	☐ ABSTAIN

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR ALL OF THE PROPOSALS.

This Proxy revokes any proxy to vote such shares at the Special Meeting heretofore given by the undersigned. Please sign and date below.

The undersigned hereby ratifies and confirms all that said attorneys and proxies, or any of them, or their substitutes, shall lawfully do or cause to be done because of this proxy, and hereby revokes any and all proxies the undersigned has given before to vote at the Special Meeting. The undersigned acknowledges receipt of the Notice of Special Meeting and the Proxy Statement which accompanies the notice.

DATED: __________, 2015
(Name)

(Signature)

(Signature, if held jointly)

Sign exactly as name(s) appear(s) on stock certificate(s). If stock is held jointly, each holder must sign. If signing is by attorney, executor, administrator, trustee or guardian, give full title as such. A corporation or partnership must sign by an authorized officer or general partner, respectively.

PLEASE SIGN, DATE AND RETURN THIS PROXY IN THE ENVELOPE PROVIDED TO _____________________ AT ____________________________.